September 13, 2019

A. Wade Pursell
Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203

       Re: SM Energy Company
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-31539

Dear Mr. Pursell:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Reserves
Proved Undeveloped Reserves, page 9

1. You state in your Form 10-K that you reduced capital investment in the Eagle Ford during
      2018 and that the majority of capital will be spent elsewhere in 2019 (i.e., approximately
      80% of your 2019 capital will be allocated to the Midland Basin). Separately, comments attributed to your CEO as part of the earnings call regarding your results for the period ended June 30, 2019 suggest that capital activity will be shifted away from your operations in the Eagle Ford if commodity prices do not improve. Provide us with supplemental information showing the progress made in developing your proved undeveloped reserves ("PUDs") in the Eagle Ford, both during the fiscal year ended
      December 31, 2018 and the interim period ended June 30, 2019, along with a discussion of any delays in development that occurred during these periods. In addition, explain how decisions to reduce capital investment affected your reported quantities of PUDs in the
 A. Wade Pursell
SM Energy Company
September 13, 2019
Page 2
         Eagle Ford. Refer to Item 1203(c) of Regulation S-K and Rule 4-10(a)(22) of Regulation
         S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview of the Company
2018 Financial and Operational Highlights
Operational Activities, page 45

2. We note that you had 23 and 20 net wells drilled but not completed as of December 31,
         2018 and June 30, 2019, respectively, in your South Texas & Gulf Coast region. In light of the statement in your Form 8-K dated July 18, 2019 that you plan "to wrap-up 2019 planned net completions" in South Texas in the quarter ended September 30, 2019, tell us the expected number of net wells drilled but not completed as of September 30, 2019 and quantify the associated PUDs. As part of your response, address your plans for any wells drilled but not completed as of December 31, 2018 remaining at September 30, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 if you have questions regarding comments on the financial statements and related matters. Please contact
Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any other questions.



FirstName LastNameA. Wade Pursell                            Sincerely,
Comapany NameSM Energy Company
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September 13, 2019 Page 2                                    Office of Natural
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